UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
Cytonics Corporation

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Florida

   Date of organization
   July 26, 2006

Physical address of issuer
658 W. Indiantown Road, Suite 214, Jupiter, FL 33458

Website of issuer
https://cytonics.com/

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anjun K. Bose

(Signature)

Anjun K. Bose

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anjun K. Bose

(Signature)

Anjun K. Bose

(Name)

Director

(Title)

March 24, 2021

(Date)

/s/Gordon Ramseier

(Signature)

Gordon Ramseier

(Name)

Director

(Title)

March 24, 2021

(Date)

/s/ Gaetano Scuderi, MD

(Signature)

Gaetano Scuderi, MD

(Name)

Director

(Title)

March 24, 2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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